Exhibit 99.3

BROOKFIELD RENEWABLE PARTNERS L.P.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements of Brookfield Renewable Partners L.P. (“BEP”, “Brookfield Renewable” or the “partnership”) as of December 31, 2024 and for the year ended December 31, 2024 present our combined financial statements as follows:

Consolidated statement of financial position, adjusted to give effect to :

•

the consummated acquisition of an incremental 32% stake in Neoen S.A. (“Neoen”) as at the date of this report and the probable acquisition of the remaining approximately 15% stake in Neoen, both on an as converted basis as described in note 2 to the unaudited pro forma combined financial statements (together the “MTO acquisition”) that were not owned by Brookfield Renewable and its institutional partners as at December 31, 2024; and

•	other pro forma adjustments as described in notes 3 and 4 to the unaudited pro forma combined financial statements.

Consolidated statement of income (loss), adjusted to give effect to:

•

the consummated acquisition of a 53% controlling stake in Neoen (the “Block acquisition”) as described in note 2 to the unaudited pro forma combined financial statements to reflect the shares owned by Brookfield Renewable and its institutional partners as at December 31, 2024; and

•	the additional interest acquired by Brookfield Renewable and its institutional partners in Neoen as part of the MTO acquisition; and

•	other pro forma adjustments as described in notes 3, 5 and 6 to the unaudited pro forma combined financial statements.

In each case, as if the above noted adjustments occurred on December 31, 2024 for purposes of the unaudited pro forma consolidated statement of financial position and on January 1, 2024, for purposes of the unaudited pro forma combined statements of income (loss). The Block acquisition and MTO acquisition are jointly referred to as the “Transaction” or “Acquisition”.

The unaudited pro forma combined financial statements have been prepared based on preliminary estimates, accounting judgements and currently available information and assumptions that management believes are reasonable.

The unaudited pro forma combined financial statements (1) should be read in conjunction with the audited annual financial statements of the partnership, with notes thereto, as of and for the year ended December 31, 2024, which are included in the partnership’s most recently filed annual report on Form 20-F and (2) were prepared using the estimated consolidated statement of income of Neoen for the year ended December 31, 2024, which has not been audited nor reviewed by Neoen’s statutory auditors (“Neoen unaudited estimated consolidated statement of income for the year ended December 31, 2024”).

All financial data in the unaudited pro forma combined financial statements is presented in U.S. dollars, unless otherwise noted, and the unaudited pro forma combined financial statements have been prepared using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The unaudited pro forma combined financial statements have been prepared for information purposes only and are not necessarily indicative of the financial position or income (loss) results of the partnership had the Transaction occurred on the date indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and income (loss) results may differ significantly from the pro forma amounts reflected herein because such unaudited pro forma combined financial statements are based on estimates or financial effects that may prove to be inaccurate and due to a variety of factors, and remain subject to the finalization of the Neoen purchase price allocation. Accordingly, readers are cautioned to not place undue reliance on these unaudited pro forma combined financial statements.

Unaudited Pro Forma Consolidated Statement of Financial Position

(MILLIONS) As at December 31, 2024	BEP	MTO acquisition period pro forma adjustments	Acquisition pro forma consolidated
Assets		Note 4
Current assets
Cash and cash equivalents	$3,135	$(1,774)	$1,361
Restricted cash	286	—	286
Trade receivables and other current assets	2,124	—	2,124
Financial instrument assets	368	—	368
Due from related parties	873	—	873
Assets held for sale	2,049	—	2,049

	8,835	(1,774)	7,061
Financial instrument assets	3,054	—	3,054
Equity-accounted investments	2,740	—	2,740
Property, plant and equipment, at fair value	73,475	—	73,475
Goodwill	5,434	—	5,434
Deferred income tax assets	330	—	330
Other long-term assets	941	—	941

Total assets	$94,809	$(1,774)	$93,035

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,104	$—	$2,104
Financial instrument liabilities	636	—	636
Due to related parties	4,855	(2,559)	2,296
Corporate borrowings	709	—	709
Provisions	220	—	220
Non-recourse borrowings	5,005	—	5,005
Liabilities directly associated with assets held for sale	1,036	—	1,036

	14,565	(2,559)	12,006
Financial instrument liabilities	2,790	—	2,790
Due to related parties	592	—	592
Corporate borrowings	3,093	—	3,093
Non-recourse borrowings	25,583	117	25,700
Deferred income tax liabilities	8,439	—	8,439
Provisions	1,215	—	1,215
Other long-term liabilities	2,076	—	2,076

	58,353	(2,442)	55,911
Equity
Non-controlling interests:
Participating non-controlling interests - in operating subsidiaries	26,168	677	26,845
General partnership interest in a holding subsidiary held by Brookfield	50	—	50
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	2,457	(3)	2,454
BEPC exchangeable shares and class A.2 exchangeable shares	2,269	(2)	2,267
Preferred equity	537	—	537
Perpetual subordinated notes	737	—	737
Preferred limited partners’ equity	634	—	634
Limited partners’ equity	3,604	(4)	3,600

Total equity	36,456	668	37,124

Total liabilities and equity	$94,809	$(1,774)	$93,035

See the accompanying notes to the Unaudited Pro Forma Combined Financial Statements.

Unaudited Pro Forma Combined Statement of Income (Loss)

(MILLIONS) Year ended December 31, 2024	BEP	Neoen	Acquisition pro forma adjustments			Acquisition pro forma combined
		Note 5	Note 6
Revenues	$5,876	$578	$—			$6,454
Other income	627	172	—			799
Direct operating costs	(2,580)	(232)	—			(2,812)
Management service costs	(204)	—	—			(204)
Interest expense	(1,988)	(275)	(37)	6	(a)	(2,300)
Share of loss from equity-accounted investments	(88)	(1)	—			(89)
Foreign exchange and financial instruments gain	880	40	—			920
Depreciation	(2,010)	(229)	25	6	(b)	(2,214)
Other	(713)	(32)	(116)	6	(c)	(861)

Income tax recovery (expense)
Current	160	(9)	1	6	(d)	152
Deferred	31	3	(8)	6	(e)	26

	191	(6)	(7)			178

Net (loss) income	$(9)	$15	$(135)			$(129)

Net income (loss) attributable to:
Group share of net income	$—	$20	$(20)	6	(f)	$—
Non-controlling interests	—	(5)	5	6	(f)	—
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	353	—	(110)			243
General partnership interest in a holding subsidiary held by Brookfield	125	—	—			125
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(174)	—	(3)			(177)
BEPC exchangeable shares and class A.2 exchangeable shares	(160)	—	(3)			(163)
Preferred equity	28	—	—			28
Perpetual subordinated notes	37	—	—			37
Preferred limited partners’ equity	37	—	—			37
Limited partners’ equity	(255)	—	(4)			(259)

	$(9)	$15	$(135)			$(129)

Basic and diluted loss per LP unit	$(0.89)	$—	$—	6	(g)	$(0.91)

See the accompanying notes to the Unaudited Pro Forma Combined Financial Statements.

Brookfield Renewable Partners L.P.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

As at and for the year ended December 31, 2024

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

(1)	REPORTING ENTITY

Brookfield Renewable owns a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia-Pacific.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these unaudited pro forma combined financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their respective related parties.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield Holders, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield Holders, class A.2 exchangeable shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.

(2)	DESCRIPTION OF THE ACQUISITION

In December 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 53% controlling stake in Neoen, a leading listed global renewables developer headquartered in France for proceeds of €3.2 billion ($3.4 billion) (approximately €447 million ($463 million) net to the partnership). Neoen has 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline. The acquisition of the 53% controlling stake was accounted for using the acquisition method pursuant to IFRS 3, Business Combinations as reflected in the 2024 audited consolidated financial statements of Brookfield Renewable on Form 20-F. Subsequent to the year ended December 31, 2024, Brookfield Renewable, together with its institutional partners, launched a tender offer for the remaining shares and outstanding convertible bonds (“OCEANEs”) at a per share price equivalent to the Block acquisition. On a 100% basis, the purchase price for the Neoen shares implies a total acquisition price of approximately €6.2 billion ($6.4 billion) (expected €494 million ($511 million) net to Brookfield Renewable).

In January 2025, Brookfield Renewable, together with its institutional partners, acquired an additional approximately 14% stake in Neoen on the open market, during the pre-offer period, bringing our total interest to approximately 67%.

In February 2025, Brookfield Renewable, together with its institutional partners launched a mandatory cash tender offer for the remaining shares and convertible bonds of Neoen. As of the date of these pro forma financial statements, Brookfield Renewable, together with its institutional partners, holds an approximate 85% interest in Neoen on an as converted basis. If certain conditions are met, Brookfield Renewable, together with its institutional partners intends to implement a squeeze-out procedure in order to acquire the Neoen shares not tendered to the offer.

Following the completion of the MTO acquisition, it is expected that the partnership will own indirectly, an approximately 8% economic interest in Neoen.

The accompanying unaudited pro forma combined financial statements of the partnership have been prepared by management of Brookfield Renewable to give effect to the Acquisition.

(3)	BASIS OF PRESENTATION

The historical consolidated financial statements of Brookfield Renewable and the Neoen unaudited estimated consolidated statement of income for the year ended December 31, 2024 have been adjusted to give pro forma effect to events that are (1) directly attributable to the Acquisition and the funding to be raised for the purposes of the Acquisition, (2) factually supportable, and (3) with respect to the statement of operating results, expected to have a continuing impact on the consolidated results. The unaudited pro forma combined financial statements reflect the adjustments and assumptions outlined in the notes below.

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma combined statement of income (loss) of the partnership have been derived and constructed, respectively, from the following:

Pro forma consolidated statement of financial position as at December 31, 2024

a.	The audited consolidated statement of financial position of Brookfield Renewable as at December 31, 2024 which reflects the acquisition of the 53% controlling stake in Neoen

Pro forma combined statement of income (loss) for the year ended December 31, 2024

a.	The audited consolidated statement of income (loss) of Brookfield Renewable for the year ended December 31, 2024; combined with

b.	The Neoen unaudited estimated consolidated statement of income for the year ended December 31, 2024

The unaudited pro forma combined financial statements are not intended to reflect the income (loss) or the financial position of the partnership which would have actually resulted had the Acquisition been completed on January 1, 2024 for purposes of the unaudited pro forma combined statements of income (loss) and December 31, 2024 for purposes of the unaudited pro forma consolidated statement of financial position. Further, the unaudited pro forma combined statement of income (loss) and unaudited pro forma consolidated statement of financial position are not necessarily indicative of the results of combined income (loss) or the consolidated financial position, respectively, that may be obtained by the partnership in the future. Additionally, the unaudited pro forma combined statements of income (loss) and unaudited pro forma consolidated statement of financial position do not reflect the impact of potential cost savings and other synergies or incremental costs of the Acquisition. If the full acquisition is completed, the actual adjustments to the consolidated financial statements of the partnership will depend on a number of factors and, therefore, the actual adjustments will differ from the pro forma adjustments.

For purposes of preparing the unaudited pro forma combined financial statements, adjustments have also been made to the Neoen unaudited estimated consolidated statement of income for the year ended December 31, 2024, in order to conform the accounting policies and the presentation used in those statements to those of the partnership. Details on these adjustments are described in Note 5, Reconciliation of the Neoen unaudited estimated consolidated statement of income for the year ended December 31, 2024 to the partnership’s financial statement presentation.

The accounting policies used in the preparation of the unaudited pro forma combined financial statements are consistent with those described in the audited consolidated financial statements of the partnership as at and for the year ended December 31, 2024 and IFRS as issued by the IASB.

The purchase price accounting for the Acquisition has been determined on a preliminary basis and the pro forma adjustments made to reflect the estimated financial effect from fair value accounting for the Acquisition and to reflect the effect of funding the Acquisition are subject to change. Accordingly, these fair value measurements are subject to change, which may be material.

(4)	PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF THE PARTNERSHIP

The unaudited pro forma consolidated statement of financial position of the partnership as at December 31, 2024, was created through the combination of the partnership’s consolidated statement of financial position as at December 31, 2024 along with the following adjustments prepared as if the MTO acquisition had been completed on December 31, 2024.

Brookfield Renewable, together with its institutional partners will complete their capital calls to achieve the final funding of the Acquisition and the associated transaction costs, which is expected to result in increases to cash of $1,133 million and participating non-controlling interests - in operating subsidiaries of $3,701 million, and decreases to due to related parties of $2,559 million (which reflects a repayment of temporary draws on a fund subscription facility utilized to fund the Block acquisition), participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $3 million, limited partners’ equity of $4 million, and BEPC exchangeable shares and class A.2 exchangeable shares of $2 million.

Concurrently, the execution of the MTO acquisition, inclusive of the repurchase of the outstanding OCEANEs, are expected to result in decreases to cash of $2,907 million and participating non-controlling interests - in operating subsidiaries of $3,024 million, and an increase to non-recourse borrowings of $117 million.

Together, this is expected to result in decreases to cash of $1,774 million, due to related parties of $2,559 million, participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $3 million, limited partners’ equity of $4 million, and BEPC exchangeable shares and class A.2 exchangeable shares of $2 million and increases to non-recourse borrowings of $117 million and participating non-controlling interests - in operating subsidiaries of $677 million.

(5)	RECONCILIATION OF THE NEOEN UNAUDITED ESTIMATED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2024 TO THE PARTNERSHIP’S FINANCIAL STATEMENT PRESENTATION

The Neoen unaudited estimated consolidated statement of income for the year ended December 31, 2024 used to prepare these unaudited pro forma combined financial statements have been adjusted to conform to the presentation policies and presentation currency adopted by the partnership and do not conform with the historical Neoen unaudited estimated consolidated statement of income for the year ended December 31, 2024. The adjustments made to the historical consolidated income statement of Neoen are described below:

RECONCILIATION OF THE NEOEN UNAUDITED ESTIMATED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2024 TO BROOKFIELD RENEWABLE’S FINANCIAL STATEMENT PRESENTATION

(MILLIONS) Year ended December 31, 2024	EUR Neoen	EUR Presentation Conforming Adjustments(i)	EUR Neoen Adjusted	USD Neoen Adjusted(ii)

Energy sales under contract	€364	€(364)	€—	$—
Energy sales in the market	117	(117)	—	—
Revenues	—	534	534	578
Other income	—	159	159	172
Other revenue	53	(53)	—	—
Purchases net of changes in inventories	(5)	5	—	—
External expenses and payroll costs	(183)	183	—	—
Duties, taxes and similar payments	(19)	19	—	—
Other current operating income and expenses	136	(136)	—	—
Direct operating costs	—	(215)	(215)	(232)
Share of net income of associates	(1)	1	—	—
Share of earnings (loss) from equity-accounted investments	—	(1)	(1)	(1)
Current operating amortisation	(212)	212	—	—
Depreciation	—	(212)	(212)	(229)
Other non-current operating income and expenses	(27)	27	—	—
Impairment of non-current assets	(5)	5	—	—
Cost of debt	(179)	179	—	—
Interest expense	—	(254)	(254)	(275)
Other financial income and expenses	(19)	19	—	—
Foreign exchange and financial instruments gain (loss)	—	37	37	40
Other	—	(29)	(29)	(32)

Loss before income tax	19	—	19	21
Income tax expense	(6)	6	—	—
Current income tax expense	—	(9)	(9)	(9)
Deferred income tax recovery	—	3	3	3
	(6)	—	(6)	(6)

Net income	14	—	14	15

Net income attributable to:
Group share of net income	19	—	19	20
Non-controlling interests	(5)	—	(5)	(5)

Net Income	€14	€—	€14	$15

Presentation conforming adjustments:

(i)

To combine certain income and expense categories separately presented on the face of the Neoen unaudited estimated consolidated statement of income for the year ended December 31, 2024 that are presented as a single line-item on the partnership’s statement of income (loss). Incremental adjustments were also made to conform the presentation of certain income and expense sub categories to align to those of the partnership.

(ii)	Translated into US dollars at the average EUR rate published on the partnership’s 2024 Annual Report on Form 20-F, dated February 28, 2025.

(6)	UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME (LOSS) OF THE PARTNERSHIP

The unaudited pro forma combined statement of income (loss) for the year ended December 31, 2024 was created through the combination of the historical consolidated statement of income (loss) of the partnership and the Neoen unaudited estimated consolidated statement of income for the year ended December 31, 2024 (inclusive of the adjustments denoted in Note 5 to reconcile the Neoen unaudited estimated consolidated statement of income for the year ended December 31, 2024 to conform with the presentation policies and presentation currency of the partnership) as described in the Basis of Presentation section of these pro forma combined financial statements, adjusting for the effects of the Acquisition as if it had taken place on January 1, 2024 as follows:

a.

Represents the earnings impact of (i) the fair value adjustment to Neoen’s existing non-recourse borrowings as a result of applying the acquisition method as specified in IFRS 3, Business Combinations as reflected in the partnership’s 2024 Annual Report, (ii) the partnership repurchasing the outstanding OCEANE’s of Neoen as part of the Acquisition and the (iii) non-recourse borrowings bearing interest at an interest rate of EURIBOR plus a margin used to finance the acquisition as outlined in Note 4.

b.

Represents the earnings impact on depreciation of property, plant and equipment from (i) the fair value adjustment to Neoen’s existing property, plant and equipment as a result of applying the acquisition method as specified in IFRS 3, Business Combinations as reflected in the partnership’s 2024 Annual Report on Form 20-F and (ii) to conform to the accounting policies of the partnership including the application of estimated service lives on power generating assets of up to 35 years, 35 years and 20 years for wind generating units, solar generating units and battery energy storage systems, respectively.

c.	Recognition of estimated transaction costs, which are non-recurring.

d.	Recognition of the tax impact of the pro forma adjustments on earnings.

e.

Represents the earnings impact on the amortization of the fair value adjustment to Neoen’s deferred tax liabilities and deferred tax assets as a result of applying the acquisition method as specified in IFRS 3, Business Combinations as reflected in the partnership’s 2024 Annual Report on Form 20-F.

f.	Reclassification adjustment to conform Neoen’s financial statement line items to those of the partnership.

g.	The weighted average number of limited partnership units used to calculate pro forma basic and diluted earnings per limited partnership unit for the year ended December 31, 2024 is 285.5 million.